                                                                     EXHIBIT 8.1

                  [BRONSON, BRONSON & MCKINNON LLP LETTERHEAD]

                                                                          , 1996

Mid-Peninsula Bancorp
420 Cowper Street
Palo Alto, CA 94301

Cupertino National Bancorp
20230 Stevens Creek Boulevard
Cupertino, CA 95014

Re: Second Amended and Restated Agreement and Plan of Reorganization and Merger, dated August 20, 1996, by and between Mid-Peninsula Bancorp and Cupertino National Bancorp

Ladies and Gentlemen:

    We have acted as counsel to Mid-Peninsula Bancorp, a California corporation ("Mid-Peninsula"), in connection with the proposed merger (the "Merger") of Cupertino National Bancorp, a California corporation ("Cupertino"), with and into Mid-Peninsula, pursuant to the terms of the Second Amended and Restated Agreement and Plan of Reorganization and Merger, dated August 20, 1996 (the "Merger Agreement") by and between Mid-Peninsula and Cupertino. This opinion is being rendered pursuant to your request. All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Merger Agreement.

    In connection with this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement and such other documents as we have deemed necessary or appropriate in order to enable us to render the opinion below. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In rendering the opinion set forth below, we have relied upon certain written representations and covenants of Mid-Peninsula and of Cupertino, which are annexed hereto, and upon representations and facts set forth in the Merger Agreement. Further, our opinion assumes that the Merger will occur fully in accordance with the terms and provisions of the Merger Agreement.

    In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant.

    As a tax-free reorganization, the Merger will have the following federal income tax consequences for Cupertino shareholders, Cupertino and Mid-Peninsula:

        1. No gain or loss will be recognized by the holders of Cupertino common stock, without par value ("Cupertino Common Stock") as a result of the exchange of such shares for shares of Mid-Peninsula common stock ("Mid-Peninsula Common Stock") pursuant to the Merger, except that gain or loss will be recognized on the receipt of cash, if any, received in lieu of fractional shares. Any cash received by a shareholder of Cupertino in lieu of a fractional share will be treated as received in exchange for such fractional share and not as a dividend.

        2. The tax basis of the shares of Mid-Peninsula Common Stock received by each shareholder of Cupertino will equal the tax basis of such shareholder's shares of Cupertino Common Stock (reduced by any amount allocable to fractional share interests for which cash is received) exchanged in the Merger.

        3. The holding period for the shares of Mid-Peninsula Common Stock received by each shareholder of Cupertino will include the holding period for the shares of Cupertino Common Stock of such shareholder exchanged in the Merger .

        4. Mid-Peninsula will not recognize gain or loss as a result of the Merger.

        5.  Cupertino will not recognize gain or loss as a result of the Merger.

    The opinions set forth above are predicated upon and limited by the assumptions set forth herein and are further subject to the qualifications, assumptions, exceptions and limitations set forth below:

        (a) The opinions and conclusions set forth herein are based upon the federal income tax laws of the United States, including the Code, Treasury regulations and judicial and administrative interpretations thereof as they exist on the date of this letter. There can be no assurance that the legal authorities upon which our opinion is based will not be modified, revoked, supplemented or otherwise changed. To the extent of any such changes, our opinion is not applicable. Furthermore, we undertake no obligations to reexamine or in any way revise our opinion in the light of such changes.

        (b) The opinions set forth herein are limited to those federal income tax consequences of the Merger which are specifically addressed above. We also express no opinion or conclusion with regard to state, local or other tax laws or any related consequences.

        (c) Among the representations upon which we have relied is that representation that, to the best knowledge of the management of Mid-Peninsula, the holders of Cupertino Common Stock have no plan or intention to sell, exchange or otherwise dispose of the amount of shares of Mid-Peninsula Common Stock to be received in the Merger that would reduce their aggregate ownership of Mid-Peninsula Common Stock to a number of shares having in the aggregate a value, as of the Effective Date of the Merger, of less than fifty percent (50%) of the total value of all Cupertino Common Stock outstanding immediately prior to the Merger. For purposes of this assumption, Cupertino Common Stock exchanged for cash in lieu of fractional shares of Mid-Peninsula Common Stock will be treated as Cupertino Common Stock outstanding immediately prior to the Merger, as will as shares of Cupertino Common Stock the holders of which have elected treatment as dissenting shares under the California General Corporation Law. We also assume that shares of Cupertino Common Stock surrendered pursuant to the Merger will not be subject to any liability at the time surrendered and that no liabilities of any shareholder of Cupertino will be assumed by Mid-Peninsula in connection with the Merger.

        (d) We express no opinion as to the consequences to holders of any stock options of Cupertino with respect to the impact of the Merger on those stock options

        (e) The opinions set forth are only as of the date hereof. We undertake no obligation to advise you of changes of law or fact that occur after the date of this opinion letter.

    This opinion is being furnished only to you in connection with the Merger and solely for your benefit in connection therewith and may not be used or relied upon for any other purpose and may not be circulated, quoted or otherwise referred to for any other purpose without our express written consent.

                                          Very truly yours,